UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Canadian National Railway Company

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

136375102

(CUSIP Number)

Jacki Badal, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,534,142 (1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,534,142 (1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,534,142 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All common shares (“Common Shares”) of Canadian National Railway Company (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by its sole member, William H. Gates III.

(2)	Based on 694,032,805 Common Shares outstanding as of April 5, 2022, as reported by the Issuer on its Form 6-K filed on April 19, 2022.

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CUSIP No. 136375102
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 54,826,786 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 54,826,786 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,826,786 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), William H. Gates III, as a Co-Trustee of Bill & Melinda Gates Foundation Trust (the “Trust”), may be deemed to have shared beneficial ownership of all Common Shares held by the Trust.

(2)	Based on 694,032,805 Common Shares outstanding as of April 5, 2022, as reported by the Issuer on its Form 6-K filed on April 19, 2022.

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CUSIP No. 136375102
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 9,534,142 (1)

		8.	Shared Voting Power 54,826,786 (2)

		9.	Sole Dispositive Power 9,534,142 (1)

		10.	Shared Dispositive Power 54,826,786 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,360,928 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes Common Shares held by Cascade. All Common Shares of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Includes Common Shares held by the Trust. For purposes of Rule 13d-3, William H. Gates III, as a Co-Trustee of the Trust, may be deemed to have shared beneficial ownership of all Common Shares held by the Trust.

(3)	Based on 694,032,805 Common Shares outstanding as of April 5, 2022, as reported by the Issuer on its Form 6-K filed on April 19, 2022.

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Explanatory Statement

This Amendment No. 7 to Schedule 13D (this “Amendment”) relates to the common shares, no par value (the “Common Shares”), of Canadian National Railway Company (the “Issuer”). Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), and William H. Gates III (“WHG” and, collectively with Cascade and the Trust, the “Reporting Persons”) jointly file this Amendment to amend certain Items of the Schedule 13D previously filed by the Reporting Persons and Melinda French Gates (“MFG”) with the Securities and Exchange Commission on March 24, 2021, as amended on May 4, 2021; August 6, 2021; September 8, 2021; December 20, 2021; May 12, 2022; and May 26, 2022. As disclosed in the amendment on December 20, 2021, MFG is no longer a reporting person hereunder. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Cascade purchased its Common Shares with working capital.

The Trust received 44,548,156 Common Shares (the “Gift Shares”) as a gift from WHG. The Trust purchased the remainder of its Common Shares with working capital.

Item 5.	Interest in Securities of the Issuer

(a)      See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)      See items 7 through 10 of the cover pages to this Amendment for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     Cascade transferred the Gift Shares to the Trust in a private transaction as a gift, for no consideration, on July 21, 2022.

(d)     None.

(e)      Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2022	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for the Co-Trustees,
William H. Gates III and Melinda French Gates

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (4)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated May 12, 2022, and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on May 12, 2022, SEC File No. 005-48661, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG and MFG as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(4)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

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